03 FEB 19 AM 7:21

CHUGAI PHARMACEUTICAL CO., LTD.
1-9 Kyobashi 2-chome, Chuo-ku
Tokyo 104 8301, Japan

03003915

February 13, 2003

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, as amended, Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto. With respect to Japanese language documents listed in Exhibit A for which no English language version has been prepared, brief descriptions are set forth in Exhibit B hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

dlw 2/19

Sincerely,

Chugai Pharmaceutical Co., Ltd.

By: ______________________
Name: Nobuyoshi Ando
Title: Director of Accounting Department

Enclosure

File Number: 82-34668

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents.

None.

B. Japanese Language Documents.

1. Semi-annual Securities Report (including interim financial statements), dated December 13, 2002, for the first half of the 92nd fiscal period commencing April 1, 2002 and ending September 30, 2002 (Brief description of which is set forth in Exhibit B)

2. Press releases

   a. Press release titled "Chugai Files NDA for Pegylated Interferon alpha-2a for Chronic Hepatitis C," dated December 11, 2002 (English translation as Attachment 1)

   b. Press release titled "Notification of Soil and Groundwater Contamination at Chugai's Ukima Plant," dated December 24, 2002 (English translation as Attachment 2)

   c. Press release titled "The 5th Annual Meeting of the Japan Society of Endocrine Disrupters Research," dated December 25, 2002 (English translation as Attachment 3)

3. Semi-annual business report (including summary of interim financial statements) for the first half of the 92nd fiscal period commencing April 1, 2002 and ending September 30, 2002 (Brief description of which is set forth in Exhibit B)

File Number: 82-34668

Exhibit B

Brief Description of Japanese Language Documents Designated in Exhibit A

1. Semi-annual Securities Report (including interim financial statements), dated December 13, 2002, for the first half of the 92nd fiscal period commencing April 1, 2002 and ending September 30, 2002

Under the Securities and Exchange Law of Japan (the "Securities Law"), the Company is required to file with the Kanto Local Financial Bureau a Semi-annual Securities Report within three months following the end of the first six months of each fiscal year, i.e., September 30. A Semi-annual Securities Report filed by the Company is made public at the Kanto Local Financial Bureau, the stock exchanges on which the Company's common stock is listed, and the head office and major branch offices of the Company pursuant to the Securities Law.

The information contained in the above-referenced Semi-annual Securities Report includes, *inter alia*, an outline of the Company, its business conditions, information concerning the Company, such as major shareholders, development of its stock price and management, for the six months ended September 30, 2002. The interim financial statements for the six months ended September 30, 2002 are also included in the report (an English translation of such interim financial statements is included in the brief announcements of interim financial statements for the six months ended September 30, 2002 and the supplementary materials for interim financial results for the six months ended September 30, 2002, which have been submitted to the Securities and Exchange Commission on December 2, 2002).

2. Semi-annual business report (including summary interim financial statements) for the first half of the 92nd fiscal period commencing April 1, 2002 and ending September 30, 2002

A semi-annual business report is not required to be prepared, made public or distributed to shareholders under Japanese laws. The Company voluntarily prepares and distributes the same to its shareholders, analysts and investors.

Set forth in the above-referenced semi-annual business report are a message from the CEO and President of the Company and brief descriptions of business and financial conditions of the Company. The information included in this report which is material to an investment decision, including financial information, is set forth in more detail in the brief announcements of interim financial statements for the six months ended September 30, 2002 and the supplementary materials for interim financial results for the six months ended September 30, 2002, the English translations of which have been submitted to the Securities and Exchange Commission on December 2, 2002.

File Number: 82-34668

Attachment 1

Translation

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-Chome, Chuo-ku, Tokyo.
Tel: +81-(3)-3273-0881

Chugai Files NDA for Pegylated Interferon alpha-2a for Chronic Hepatitis C

Tokyo--December 11, 2002--Chugai Pharmaceutical Co., Ltd. announced today that the company has filed a new drug application (NDA) for pegylated interferon alpha-2a for Chronic Hepatitis C with the Japanese Ministry of Health, Labour and Welfare.

Pegylated interferon alpha-2a is synthesized by chemically conjugating one branched polyethylene glycol molecule with an average molecular weight of 40kDa to interferon alpha-2a. The reason for modifying the proteins with polyethylene glycol is to increase the serum half-life and to reduce immunogenicity.

The standard treatment regimen with conventional interferon is once daily for two to four weeks followed by three times a week. The longer half-life of pegylated interferon alpha-2a allows it to be administered once a week, which contributes to patients' quality of life.

In the clinical study conducted in Japan, a higher viral response rate of pegylated interferon alpha-2a than that of conventional interferon alpha was revealed. Patients with genotype 1b and high viral load are less likely to respond to conventional interferon therapy and may benefit from pegylated interferon alpha-2a. For the safety profile, flu-like symptoms, common side effects seen with interferon therapy, occurred less frequently.

Pegylated interferon alpha-2a monotherapy and combination therapy with ribavirin are approved in more than 50 countries outside Japan.

For more information, please contact:

+81-(0)3-3273-0881, Corporate Communications Dept,
pr@chugai-pharm.co.jp

Translation

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-Chome, Chuo-ku, Tokyo.
Tel: +81-(3)-3273-0881
E-mail: pr@chugai-pharm.co.jp

Notification of Soil and Groundwater Contamination at Chugai's Ukima Plant

Tokyo--December 24, 2002--Chugai Pharmaceutical Co., Ltd. (Chugai) announced today that in accordance with its Environmental Preservation bylaw that concerns the welfare of citizens' health and safety, soil testing at the company's Ukima facility (Kita Ward, Tokyo; General Manager: Fumiaki Matsuura) detected high levels of toxic substances in both the soil and groundwater. These substances were detected prior to the development of wastewater facilities at the facility.

Chugai thanks community residents for their understanding as it works to quickly contain the problem under the guidance of the relevant government agencies.

Test Results

Testing was conducted four times.

1. August 2002	Surface soil tests (15 heavy metal substances and others) Soil gas tests (11 volatile organic compounds (VOCs))
2. September 2002	First detailed tests (Soil depth 4-9m; groundwater tests: 5 substances)
3. October 2002	Second detailed tests (Soil depth 4-9m; groundwater tests: 5 substances)
4. November 2002	Third detailed tests (Additional test sites; soil depth 0-9m; groundwater tests for benzene)

(2) Test results (contamination status) (Subject range: approximately 400 m^2)

	Substance	Top density
Soil	Benzene	0.226mg/l (23 times the treatment standard of contaminated soil)
Groundwater	Benzene	0.848 mg/l in perched water approximately 2m deep[1] (11 times the environmental standard for groundwater)
		0.113 mg/l in aquifer 5-6m deep[2] (11 times the environmental standard for groundwater
	Cis-1, 2-dichloroethylene	0.101 mg/l in perched water approximately 2m deep (2.5 times the environmental standard for groundwater)

Notes:

1. Perched water: Groundwater that does not flow and sits as a watertable.
2. Aquifer: A geological formation that stores and/or transports water.

(3) Cause of Contamination

The area where the toxic substances are located was a trash collection site around 1965. Waste collected here included the substances detected during testing. The trash collection site was demolished and paved with concrete in 1967. This explains why the test results showed the existence of toxic substances.

<Plan to Prevent the Spread of Contamination>

In accordance with the company's Environmental Preservation bylaw, Chugai has drafted a Plan to Prevent the Spread of Contamination for Kita Ward and will implement the measures outlined. The waste discovered will be removed and incinerated at an interim industrial waste treatment facility. However, soil that contains a high density of toxic substances will be treated at the contamination site; those sections where the density exceeds the treatment standard of contaminated soil will be contained to that area using steel sheets. Steel sheets will be used to contain wastewater and prevent it from spreading to other areas; water that exceeds the density level of toxic substances set out by environmental standards for wastewater will be pumped out and purified. Furthermore, observation wells will be constructed to enable periodic testing of the quality of the groundwater.

For more information, please contact: Chugai's Corporate Communications Dept.

Translation

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-Chome, Chuo-ku, Tokyo.
Tel: +81-(3)-3273-0881
E-mail: pr@chugai-pharm.co.jp

The 5th Annual Meeting of the Japan Society of Endocrine Disrupters Research

Tokyo--December 25, 2002--Chugai Pharmaceutical Co., Ltd (Chugai) announced today that the 5th Annual Meeting of the Japan Society of Endocrine Disrupters Research was held at the International Conference Center in Hiroshima from November 25 to 26.

Chugai has been examining studies on glucuronolactone and its efficacy for many years. As a part of this study, Chugai undertook collaborative research with Ph. D. Hiroshi Yokota from Department of Veterinary Biochemistry, Rakuno Gakuen University. This collaboration recently published a paper titled "Protective Effect of Glucuronolactone, β-Glucuronidase Inhibitor on Testis Damages by Dietylstilbestrol"

The suspected endocrine disrupting chemical used for this study was diethylstilbestrol (DES), which is a synthetic nonsteroidal estrogenic compound that causes fertility problems. Following an examination of the testes of DES-rated rats, a decrease in the number of sperm and atrophy of convoluted seminiferous tubules was observed. However, it was discovered that damage to the testes by DES was suppressed following the administration of glucuronolactone.

There is suspicion that endocrine disrupting chemicals that inhibit the normal development and function of reproductive organs have appeared in feral animals. It is believed that endocrine disrupting chemicals are also responsible for the emergence of synthetic estrogen. Consequently, identifying the link between abnormal development and functions of reproductive organs and DES as well as studying the prevention of DES has gained worldwide attention. The results of the protective effects of glucuronolactone, β-glucuronidase inhibitor on testes damaged by DES are highly significant and are a breakthrough in the area of endocrine disrupters research.